Reaves Utility Income Fund

1290 Broadway

Suite 1100

Denver CO 80203

February 14, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Christina DiAngelo

RE:

Reaves Utility Income Fund (the “Issuer” or the “Trust”)

Investment Company Act File No. 811-21432

Dear Ms. DiAngelo:

I am writing in response to your comments to the Form N-CSR filed by the Issuer with the Securities and Exchange Commission (“SEC”) on January 7, 2011 (the “Filing”).  In a telephone communication of January 21, 2011, with me, Ms. Lauren Johnson, Treasurer of the Trust, and Mr. Paul Leone, counsel to the Trust’s administrator, you noted the following with respect to the Filing:

1.

ASC 820 Disclosure  With respect to the ASC 820 valuation disclosures at page 15 of the Trust’s Annual report, you noted that additional disclosure was required in order provide more clarity to the  reference to industry classifications and the relationship to the Level I and II disclosures for the preferred securities identified on the Schedule of Investments.

Response: In the Trust’s Annual report there is a footnote towards the bottom of the ASC 820 valuation table that refers readers to the Schedule of Investments for further industry classifications. In addition to this footnote disclosure, in cases where a given asset type is categorized under various ASC 820 levels (I, II, or III) the Trust will show industry groupings within the ASC 820 table itself, as well as on the Schedule of Investments.

2.

Foreign Securities Disclosures  You noted that the disclosures associated with the Trust’s use of forward foreign currency contracts must be consistent with FAS 161.

Response: As we discussed, the disclosures at page 15 of the Filing are for spot currency exchanges and not related to forward currency commitments.  As such, no further disclosure was required for this Annual report. The Trust is aware of the required disclosures in the scenario where the Trust does engage in forward currency contracts during the period, and will include such disclosures, if applicable, on future reports.

3.

Statement of Changes in Net Assets  You noted that the entry for “Undistributed Net Income” in the Statement of Assets and Liabilities, at page 8 of the Annual Report, does not match the entry in the footnote to the “Net Assets Attributable To Common Shareholders” for “Undistributed Net Income” in the Statement of Changes in Net Assets, at page 10 of the Annual report.

Response: The Issuer notes that the tax adjusted Undistributed Net Income figure was not properly carried over from the Statement of Assets and Liabilities to the footnote on the Statement of Changes in Net Assets, and agrees the figure shown on the Statement of Assets and Liabilities is the correct amount. The Issuer represents that it will conduct appropriate checks to ensure this figure is properly reflected in the Statement of Assets and Liabilities as well as the Statement of Changes in Net Assets in future filings.

4.

Trustee and Officer Information  You noted that the table of interested trustees and officers located at page 26 of the Annual Report did not disclose the term of office of the interested trustees and officers.

Response: The Issuer notes that the information was not disclosed as provided in Item 18 of Form N-2, and represents that information concerning the term of office of the Trustees and officers will be disclosed in future filings of the Issuer pursuant to Instruction 4(e) of Form N-2, and by reference Item 18 of Form N-2.

5.

Form N-CSR, Item 8  You noted that the information provided in response to Item 8 of Form N-CSR should reflect all elements of portfolio manager compensation and the factors used to establish portfolio manager compensation.

Response: The relevant disclosure was reviewed by the Trust’s investment adviser.  Subsequent to their review I conferred with the Trust’s Adviser and determined that the disclosure accurately and adequately reflects all elements of compensation and the factors influencing portfolio manager compensation.

6.

Exemptive Relief Order  You noted that the Issuer has obtained an Order of Exemptive Relief permitting the Trust to implement a managed distribution policy (“Order”).  You noted further that there was no disclosure in the Filing relating to a managed distribution policy of the Trust.

Response: The Trust has not implemented a managed distribution policy at this point and represents that additional disclosure will be made by the Trust if, in the future, it is determined that the Trust will implement a managed distribution policy pursuant to the Order.

The Issuer acknowledges that in connection with the comments made by the staff of the SEC, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Issuer and its management are solely responsible for the content of such disclosure;  The Issuer acknowledges that the staff's comments and changes in disclosure in response to the staff's comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and the Issuer represents that neither the Issuer nor its management will assert the staff's comments or changes in disclosure in response to the staff's comments as a defense in any action or proceeding by the SEC or any person.

If you require any additional information concerning this or any other filing of the Issuer, please contact me at (720) 917-0693.

Regards,

/s/ J. Tison Cory___

J. Tison Cory

Secretary

cc: Jeremy O. May, Chairman, Reaves Utility Income Fund